EXHIBIT (a)(5)(E)
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FOR IMMEDIATE RELEASE

CONTACTS:
Steven R. Champion, Taiwan Greater
       China Fund, 011-886-2-2715-2988
Joseph P. Doherty, MacKenzie
       Partners, Inc., 212-929-5958
Website: http://www.taiwangreaterchinafund.com


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                       TAIWAN GREATER CHINA FUND ANNOUNCES
                       FINAL RESULTS OF SELF-TENDER OFFER

(New York, New York, September 10, 2004) The Taiwan Greater China Fund (NYSE:
TFC), a diversified closed-end registered investment company listed on the New York Stock Exchange, announced today that the Fund has accepted 10,899,658 shares for payment at a price of $4.67 per share in accordance with its tender offer for up to that number of its issued and outstanding shares, which expired on Friday, September 3, 2004. As specified in the offer, the purchase price is equal to 99% of the Fund's net asset value per share determined as of the close of the regular trading session on the New York Stock Exchange on September 3, 2004. The purchased shares constitute approximately one-third of the Fund's previously outstanding shares.

A total of 27,470,252 shares were properly tendered and not withdrawn by the expiration date or subsequently pursuant to notices of guaranteed delivery received on the expiration date. Therefore, in accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis from all tendering shareholders, other than shareholders holding 99 or fewer shares who tendered all of their shares from whom the Fund is accepting all shares properly tendered (aggregating 548 shares). Accordingly, on a pro rata basis, 39.676834% of the shares tendered by each shareholder who properly tendered 100 or more shares has been accepted for payment.

Equiserve Trust Company, N.A., the depositary for the tender offer, has received aggregate proceeds from the Fund for the purchase of all accepted shares and is currently processing payments to shareholders for shares properly tendered and accepted for payment and returning to shareholders shares tendered but not accepted for payment.

The Taiwan Greater China Fund is listed and publicly traded in the United States. The Fund is organized for investment in securities of Taiwan issuers by non-Taiwan investors and follows an investment strategy of primarily investing in Taiwan listed companies that derive or expect to derive a significant portion of their revenues from operations in or exports to mainland China.


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